Filed by Fairmount Santrol Holdings Inc.
Commission File No. 001-36670
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Fairmount Santrol Holdings Inc.
Commission File No. 001-36670

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

FAIRMOUNT SANTROL/UNIMIN MERGER

Moderator: Jenniffer Deckard

December 12, 2017

8:30 a.m. ET

OPERATOR:	This is Conference #7786038

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast announcing that Fairmount Santrol and Unimin are merging. At this time, all participants have been placed in listen-only mode.

The call will be open for your questions following the presentation. As a reminder, this conference call is being recorded. The archived replay can be accessed on Fairmount Santrol’s investor relations website and Unimin’s website following the call.

If you require assistance during today’s call, please press star, then zero, and an operator will assist you offline. I would now like to turn the call over to Indrani Egleston, senior director investor relations and financial planning and analysis at Fairmount Santrol. Please go ahead.

Indrani Egleston:	Thank you, (Paula). Good morning, and welcome to Fairmount Santrol and Unimin’s joint investor call to discuss our recently announced merger. Joining me for today’s call are Jenniffer Deckard, Fairmount Santrol’s CEO; Andrew Eich, Unimin’s senior vice president and chief commercial officer; Michael Biehl, Fairmount Santrol’s executive vice president and chief financial officer.

During the call, we will reference slides contained in the merger presentation, posted to the Fairmount Santrol investor website and Unimin homepage. If you have not done so already, I encourage you to visit these sites and download the presentation for review during the call.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Before we begin our presentation, we would like to remind all participants that certain statements made during this call may constitute forward-looking statements which are subject to certain risks and uncertainties.

For a more complete discussion of these risks and uncertainties, we encourage you to read the press release we issued this morning as well as the details on slide two and three of the investor presentation.

We would also like to remind you that during this call, we will comment on non-GAAP measures such as adjusted EBITDA. Unimin’s financials have been prepared under IFRS accounting standards with adjusted EBITDA, developed consistently with Fairmount’s methodology for comparable purposes. With that, I will now turn the call over to Jenniffer to lead our discussion.

Jenniffer Deckard:	Thanks, Indrani. Good morning, everyone, and thank you for joining us. Today marks a transformational day for both Fairmount Santrol and Unimin as we announce a definitive agreement to combine our companies. This is a transaction that delivers substantial value to all Fairmount Santrol stakeholders, including our shareholders, our customers, our valued partners and our family members.

Before we begin, I’d like to thank Andrew Eich from Unimin Corporation for joining us. We’re pleased to have Andrew with us today so that you can hear from him as we discuss Unimin’s business.

I would also like to thank the many talented and committed team members from Sibelco, Unimin, and Fairmount Santrol, and from our key advisors and external partners for the commitment and substantial efforts that they brought to us to bring us to today’s announcement.

Starting with slide five, we’ve long respected and admired the Unimin organization, and believe our shared cultures, which are rooted in a dedication to safety, sustainable development, and providing innovative solutions to our customers, and creating long-term value for our stakeholders, will enable us to fully realize the benefits of this merger. This transaction, which has been approved by both boards, is the result of a thorough and thoughtful process.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Customers in our industry are demanding more from their suppliers in terms of both scale and efficiencies. And our board and our management team are continuously considering different opportunities to best position Fairmount Santrol for our future success. We determined that merging with a strategic partner was going to be a key factor in our growth story.

In determining the type of combination that was in the best interests of our shareholders, the board took into account a variety of measures, such as shareholder value creation, regulatory risk, diversification across multiple dimensions, and serving our customers more effectively, and adequacy of reserves.

More specifically, Fairmount Santrol has publicly discussed the desire to expand our I&R business as a means to add greater diversity and shareholder value. We believe that now is the right time to enter into this merger, which will accomplish this specific goal in short order, while also bringing together two exceptional profit solutions companies.

We’re pleased with this transaction, as it delivers substantial value to shareholders with both a cash payment, and the opportunity to participate in what we believe will be significant upside.

We believe this transaction with Unimin is a compelling, industry-defining combination that will create greater value through diversification and growth than either company could deliver on its own.

Diversification is key here. We will have a uniquely diversified business across both end markets and geographies, supported by high-quality assets, complementary products, and an industry-leading distribution network.

We will also have a strong balance sheet – we’ll have a strong balance, excuse me, between our energy and industrial sales, with a broad range of product offerings and innovative technologies within each segment.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Through our combined scale across both production and logistics, we’ll provide even greater service opportunities to our customers and we’ll drive profitability for the combined company through our own efficiencies and economies of scale.

This, combined with the technical development and product expertise from both of our teams, will provide a unique solution for our customers, making the new company the industry supplier of choice.

The combined company expects to deliver over $1 billion in value creation through synergies alone, further enhanced by a substantial, more resilient and growing position within the industrial space.

The combined companies are targeting $150 million in annual synergies with at least 50 percent of the synergies achievable in the first year following close.

By combining Unimin and Fairmount Santrol’s leading energy businesses, while at the same time creating a more diversified, resilient industrial position, we’ll have a solid financial profile with a robust balance sheet and cash flows to both rapidly reduce debt and to invest through any point of the economic cycle.

Now turning to slide six, which describes the transaction in more detail. Fairmount Santrol’s shareholders will receive a one-time cash payment that will approximate $0.74 per share based on a cash payment of $170 million and depending on the fully diluted share count at the time of closing.

More importantly, shareholders will also have the ability to benefit from the upside potential of the newly combined company through the favorable ownership structure. At close, the new company expects to publicly list on the New York Stock Exchange with Fairmount Santrol’s shareholders owning 35 percent and Sibelco owning 65 percent of the new company.

In addition, Fairmount Santrol has entered into a voting agreement with holders of approximately 26 percent of the company’s currently outstanding common stock, including American securities, pursuant to which, they will vote their shares in favor of the transaction. I am honored to have been asked to lead the new company as CEO and as a member of the board of directors.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

As someone who has spent more than 23 years with Fairmount Santrol, I appreciate the exceptional opportunity to continue to serve the combined company alongside members of both the Unimin and Fairmount Santrol team. As we work through the integration, we’ll design an optimal organizational structure to best leverage the significant strengths from both companies.

In that process, we will also determine the most suited composition of a leadership team, drawing strongly from each team to maximize the potential for the shared success of the combined organization. The new company’s board of directors is expected to comprise 11 members, 6 of whom will be nominated by Sibelco, including Jean-Luc Deleersnyder, group CEO at Sibelco.

Four directors will be nominated by Fairmount Santrol. The transaction is expected to close in mid-2018, subject to the approval of Fairmount Santrol’s shareholders and other customary closing conditions.

I’ll now turn the conversation over to Andrew to speak about the transaction from the Unimin perspective and to provide more detail as to how having Sibelco as a majority shareholder is a distinct competitive advantage for all of our stakeholders, including our family members.

Andrew Eich:	Thanks, Jenniffer, and good morning, everyone. It’s a real pleasure to be here today to talk about this exciting transaction and transformational moment for both Unimin, Fairmount and Sibelco.

I want to first thank the entire Unimin and Fairmount teams who have worked so hard to make this day possible. I believe that Unimin and Fairmount Santrol have built great companies and I’m very excited about what the future holds by bringing our two organizations together.

I’ll start on slide seven, which gives a brief overview of Unimin. We are a diversified materials solutions company and one of the largest industrial mineral suppliers in North America.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

We operate through two segments and have over 28 million tons of production capacity in the United States, Canada and Mexico. We have over 450 million tons in prudent reserves and additional land holdings either owned or leased with over 700 million of additional probable reserves.

While we are an independent company with headquarters in Connecticut, we have been 100 percent owned by the Sibelco group for more than 30 years. We view this relationship as a competitive advantage which I will talk more about in a few minutes.

For the last 40 years, we have been successful in growing our business through our market-driven culture, application and mineral processing knowhow, high-quality assets and most importantly, our team of world-class, execution-oriented employees.

Starting first with our energy segment, Unimin is one of the largest suppliers of sand-based proppants in North America, with nearly 14 million tons of low-cost, raw frack sand capacity and 400,000 tons of resin-coating capacity.

To serve this market, we have one of the most comprehensive supply chains in the proppant industry. Our network of 12 active plants, 38 terminals, and roughly 9,500 railcars, is optimized weekly in order to provide us with the flexibility to reach every major shale play in order to best serve our customers.

In addition to our energy business, we are the largest industrial minerals producer in North America. We produce and sell a variety of value-added minerals, including silica, methylene cyanide, feldspar, lime, and clays, to some of the largest and most important companies serving the glass, construction, ceramics, coatings, polymers and foundry markets.

Much of our industrial business is subject to multiyear contracts and a significant portion of our customers, by volume, have been partnered with us for decades. Additionally, our industrial segment benefits from having high-quality assets in the right geographies which provide for attractive growth rates over the next several years.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

These dynamics provide us with stable volumes, stable customers and a predictable performance. As you can see from the chart on the bottom of page seven, our industrial business enables us to generate significant EBITDA and cash flow, even in very challenging environments such as 2016.

This balance portfolio segments afford us the capability to invest in the right opportunities at any point in the cycle. As we look ahead on slide eight, Unimin is growing, in both, profit and industrial markets.

In addition to on-going near term capacity expansions at existing sites, which have been executed throughout 2017, we are also developing an in-base facility in the (Permian), which will be commissioned in the second quarter of 2018.

In addition to capacity expansions, we continue to make investments throughout our terminal network in the United States. These investments will improve our cost to serve in 2018.

Within our industrial business, several of our core markets are growing at levels above GDP growth rates. And, we plan to invest capital, as in where needed, to meet our customers’ needs in this segment.

Now, turning to slide nine, I also, want to give you a bit of background in Sibelco and how Sibelco has helped advanced Unimin success in North America, as well as, how we anticipate leveraging Sibelco’s capabilities to drive value in the new company. Sibelco is a leading global producer of industrial minerals with operations in over (forty) countries. And a strong track record of sustainable development and value creation.

At the market driven business, with a (145 year heritage) and one of the only global industrial mineral companies in the world, Sibelco has built a leading expertise in operational excellence, customer collaboration, application development and sustainability. Further, a key focus of Sibelco Organization is an emphasis on durable returns oriented investing.

Their global capabilities (in) international operation expertise has provided Unimin with a distinctive advantage over the years. Unimin has enjoyed access to, among other things, a global sales force for our exported min – minerals.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Substantial mineral processing technology, a unique market drive (R&D) platform, focused on material solutions and an in depth knowledge of world markets. That is something that is very unique in our industry.

At the privately held company, Sibelco represents a beneficial long term partner with the ability to remain a strong long term shareholder. These benefits, combined with Sibelco’s independent board designees, including an independent (Chairman of the Board), will insure accountability and help deliver superior long term value for all shareholders, employees, and customers.

Ultimately, this combination is an ideal fit Sibelco’s long term vision of growth, diversification and sustainable development. We see tremendous value in bring together our complimentary energy businesses, which will scientifically enhance our ability to serve our customers, while providing for substantial (synergies) and creating an industry leader.

Today’s announcement builds on all the hard work and efforts gone into making Unimin the company it is today. Both, the Sibelco management team and the Unimin team, are enthusiastic about the growth potential for the combined company.

My colleagues and I look forward to working closely with the Fairmount Santrol team to ensure a smooth transition to our integration (in) following a close – closure of the merger to deliver the significant benefits that, I believe, this transaction provides. So, with that, I will turn it back over to Jennifer.

Jennifer Deckard:	Thank you, Andrew. I echo your thoughts on the benefits that a strategic shareholder, such as Sibelco, with their focus on long term value creation, will bring to all stakeholders.

Turning now to slide ten and building on my earlier points, let’s briefly discuss Fairmount Santrol’s business. Fairmount Santrol operates two complimentary segments. Both of which are deeply rooted in (high trary) (silica sand) and related value (data) products.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

The first is our industrial and recreational segment or (I&R), which, similar to Unimin, serves a variety of (end) markets and supplies differentiated value added solutions to a diverse group of over 800 customers.

The combination of the Fairmount and Unimin industrial businesses provides further diversification of cash flows. One of the key attributes of this merger which we’ll cover in a little bit more detail in a few minutes. Our other segment, (Province) Solution, provides (sand date) solutions for use in hydraulics (fracturing) operations.

This segment also has a broad product portfolio with solutions designed to address all well environments and to meet the very diverse needs of our customers. Our ability to integrate and leverage our extensive asset base, to provide comprehensive, (proppant) solutions, has allowed us to become a long term trusted partner to our customers.

This will only be strengthened by Unimin strong profit assets, reserve and (expands) logistic network. Our dedicated and expert employee base will continue to provide exceptional execution in this combination. Along side the execution oriented employee as highlighted by Andrew.

Importantly, we share similar core values with Unimin, including our foundational commitment to the three (tellers) of the sustainable development. People, planet and prosperity, this is a key component of long term value creation and we expect our (ST) focus to continue in a combined organization and well into the future.

Now, let me give you a sense of how we are thinking about this from a value creation standpoint. The combined company will be a large and diversified supplier with an unique to meet increasing customer demand in product technology, quantity and point of delivery.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Importantly, the new company will have a more balanced and highly complimentary energy and industrial business mix, as you can see on slide 11. This enhanced industrial base will provide greater capability to cash flows.

Particularly, within a (typical) period of the energy market, for example, if you look over the last several years, rather than, the (LPM) (period) shown here, you would see the industrial growth profit average around 45 percent through this cycle.

Further, the larger scale of energy assets will also allow the company to generate greater (profit ability) through significant logistic and operational synergy. We also anticipate a more diversified geographical exposure, both within and across, the United States. And including, more than 10 percent of (aprofo) revenue coming from outside of th United States.

Moving to slide 12, as we’ve mentioned several times, the industrial materials business has excellent characteristics, including diverse and steadily growing (in-market) across multiple geographies and including very long term customer relationships.

All of these things contribute to the growing and predictable cash flows that make this business so desirable. As you can see from the chart at the right, pure companies with similar attributes, carry a significant higher multiple than those focused on solely or mainly on profits.

So, this opportunity to expand and grow the industrial material solution business through this merger is both unique and extremely attractive. And, it should contribute to our ability to earn a higher multiple for the combined company upon relisting.

You will see on slide 13, how a complimentary product portfolio combined with our shared focus on developing innovative technologies, will make us a supplier of choice to customers and will enable us to win business in a broad set of end markets.

This unique combination of diverse products, diverse end markets and technical know how contribute to the industrial material segments attractive cash flow profile. Moving to slide 14, the new company will also have a larger operation and distribution network creating an expansive supply chain network with effective access to all major railways.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Specifically, we’ll be able to leverage our now more than 50 sand and coating plants and 96 distribution terminals across North America with access to all major railways serving all the key oil and gas basins.

From the charts on slide 15, you’ll see that our combined capacity on major rail lines is highly complimentary with an increased level of flexibility. The new company will also have an improved terminal network, not only in number, but also with better unit trained capabilities and geographic diversification.

Through both strategically located plants and an enhanced distribution network, the combined company will have an exceptional position from which to deliver our comprehensive product offering to our key customers where and when needed. This will provide increase capacity and flexibility to better serve an expanding customer base.

Turning to slide 16, as we look at the particularly active Permian basin, suppliers of Proppants are attempting to provide lower cost sources of supply for certain products which can be efficiently delivered to these areas.

You can see here the combined presence of Unimin and Fairmount Santrol plants and terminals throughout the Permian basin which will provide sufficient scale and enhance logistics to take advantage of the rapidly growing demands in West Texas.

As importantly, the complimentary position of our two Permian mines will provide a significant delivery synergy for us and for our customers. The two flagship plants on this instruction, both expected to be completed in the second quarter of 2018, we expect to have a combined production capacity of six million tons in the Permian with potential for future expansion through an additional property identified and under option by Unimin.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Our combined and optionally — optimally positioned presence in the Permian basin will expand and compliment our broad product offering and allow us to meet the diverse needs of our customers. I will now turn the call over to Michael Biehl to discuss the new companies financial profile and pro forma capital structure.

Michael Biehl:	Thanks Jenniffer and good morning everyone. I echo Jenniffer’s comments about our respect for the Unimin organization and look forward to working with Andrew and the whole Unimin team as we create an industry leader.

As a result of the diversification, they asked that complimentary that Jenniffer just described in the past slides, the combined companies will have substantial synergies in growth opportunities as outlined on slide 17.

Upon closing, we’re expecting to immediately begin delivering synergies translating to over a billion of value creation. The combined companies expect to further enhance earnings and value through targeted 150 million in annual synergies with 50 percent achievable in the first 12 months following close.

We expect that these synergies will probably come from logistics optimization and enhance original destination pairings as well as account consolidation, procurement in general administrative areas.

We also expect to create incremental value by leveraging our complimentary technologies, such as Fairmount Santrol’s strength in producing coated products and Unimin’s expertise in micronized and ground products.

We also anticipate significant cross selling opportunities and benefits, given Unimin’s product portfolio serving the industrial end markets which are not included in our synergy estimates.

Unimin also has several growth and margin enhancing initiatives that are already underway. Innovative new technologies will drive operation excellence and cost savings in Fairmount Santrol, shareowners will be able to participate in the value creation generated by opportunities for new product development based on the combined innovation and R&D platform.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

On slide 18 you will see how our pro forma adjusted (inaudible) behaves throughout the energy cycles. Keep in mind that Unimin because it is sold by a European company reports under IFRS rather than US-GAAP. The audited US-GAAP financials for both companies will be included in the proximity statements.

Anchored by the study industrial minerals materials business the pro forma company would have had solid profitability even in the depths of the most energy down turn in 2016. As the energy market has rebounded profitability has increased significantly.

As you can see this combinational form of industry leader with the ability to generate cash flow and profitability at any point of the energy cycle with significant upside (drain) energy up cycles.

When you add in synergies and incremental growth opportunities you can see why this merger is so compelling. Turing to slide 19 in connection with transaction. Unimin has secured fully committed financing from Barclays and PNB Paribus to refinance both companies debt obligations in certain transaction expenses.

Reflecting (pro forma) September 30, 2017, the new company would be expected to have net debt of $1.4 billion and expected net debt (inaudible) ratio of 3.6 times. As a result the strong (Ebadad) generation attributable to the (domain) entity.

We expect the new company will have a strong financial profile with steady cash flow generation enhanced earning predictability to increased scale end market diversification.

We believe that the strong and diverse (five) cash flow will enable us to reduce net leverage, which is a priority for the combined company. It will also provide the new company with increased financial flexibility. Including the ability to invest in targeted growth projects.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

The more predictable nature of the company’s cash flows should help reduce borrowing costs. Previous Jenniffer noted by enhancing the scale of the combined companies industrial businesses, the new company should see a premium in trading multiples given the resilient nature of the industrial materials market.

Moving on to slide 20. We’ve given you a brief overview of the tasks required to complete and close this transaction. Transaction is expected to close in mid 2018 subject to the approval of Fairmount Santrols shareholders receipt of regulator approvals and other customary closing conditions.

Concurrent with closing the new company expects to lift its shares on the New York Stock Exchange and Fairmount Santrols with be (delifted). Now let’s turn the call back to Jenniffer.

Jenniffer Deckard:	Thanks Michael. Turning to slide 21, I now would like to wrap up with the discussion on this slide. In summary we’re very confident that this transaction will create significant benefits for our shareholders and also for our many stakeholder groups.

We’d like to take this opportunity on behalf of the many stake holder of both Fairmount Santrol and Unimin to thank all of our employees or as we like to say our family members for their tireless efforts without which we would not be in a position to announce this transformative transaction today, We strongly believe that the special cultures of each organization will only be strengthened by bringing together these two great companies.

And that together we will be able to accomplish more than we would otherwise achieve on our own. We’ve also talked at length about the benefits to our customers who will have access to a larger more diverse company that can deliver quality products and services where and when they are needed.

And our shareholders will receive the benefits of a cash payment and a meaningful share in the synergy’s created by this transaction. As well as the benefits of having increased industrial exposure.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

The future is bright and together Fairmount Santrol and Unimin we are poised to be at the forefront of that growth and value creation. As we continue to elevate as a valued partner of choice to our customers. With that we’ll now open the lines for Q&A.

Operator:	Thank you the floor is now open for questions. At this time if you have a question please press star one on your touch tone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key.

In the interest of time we do ask that you limit yourself to one initial and one follow up question. Again to ask a question please press star one. Your first question comes from (George O’Leary) of (Tutor Pickering Hold).

(George O’Leary):	Good morning, congrats on the transaction.

Female:	Good morning, (George). Thank you.

(George O’Leary):	Just – First question as you guys were going through this process and recent agreement on the deal. How did you think about valuation and obviously the industrial business trades at a premium to the (probient) business or the oil and gas side of the equation, but what metrics were you looking at the valuation side? And how do you view the valuation of this transaction overall?

Jenniffer Deckard:	I guess at – as a first summary we view it quite positively. And I think as we looked at it there were multi-dimensions as we talked about. From an evaluation stand point first and foremost. The synergies are quite compelling and so that was a significant part of the valuation.

The second part is we do believe that the stability of the industrial and recreational should drive a higher multiple and we think that that’s also a significant component of the value creation. And we think all the things that we talked about operationally will certainly drive greater shareholder value overtime.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

And put this also in a much better position from a cash perspective and a balance sheet prospective to not only to invest in growth but to quickly deliver and return that value to the share holders.

(George O’Leary):	Great, that’s super helpful and for someone like me who’s more focused on the oil and gas side and I can fully appreciate the merits of the industrial side of the business given the stability there. But maybe could you help frame how you guys view the growth outlook for that business?

And again I fully understand its more about stability and cash flow generation that it really helps you guys from a leverage perspective. But any color there would just be super helpful for us to think about that side of the business given how big it’s going to be moving forward.

Jenniffer Deckard:	Yes good question (George). I think what’s interesting is this also is goes to our theme of complimentarily. We’ve talked quite a bit in the past about this steady kind of GDP type growth of the business.

And think what we’ll find is that Unimin also has that component but it also has some advanced growth opportunities that we’re really excited about. Andrew, would you like to add to that?

Andrew:	Sure, hey (George). Yes I would say that within our industrial business – it’s a lot of that business had tend to tract GDP growth rates. However there are a number of markets that we sell into today that are tracking above that.

And that’s due to a variety of factors including the portfolio if products that we’re offering to the market as well as were our assets are positioned and the ultimately the end markets that were serving with in those industries. So I would –you know when I look at what those growth rates look like I’d probably say somewhere around mid single digits is a good number.

(George O’Leary):	Great, thanks very much for the color guys.

Operator:	Your next question comes from the line of (Mark) (inaudible).

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

(Mark):	Hey thank you. I’m a valuation and looking at the $170 million dollars that you’re going to be getting from this transaction.

Can you talk to how you came up with that number? I’m curious what that means for the overall value of the entity if I just take the last 12 months of contribution of (Ebitol) for both companies, Fairmount contributed about 38 percent versus the 35 percent your getting, that would apply about $5.7 billion dollars of equity value here. Is that the right way to think about it or is there another way that we should be interpreting the $170?

Jenniffer Deckard:	No, I think that I would interpret the $170 million and the 35 percent as a complete package. And as we look at the (LTM) and I think that was one of the important messages and one of the absolute key drivers of the value here.

Is the – that through out the cycle. So I think that you really have to look at how these business perform in throughout all components of the cycle and I think that we would look at the cash component as additive to that.

(Mark):	OK, thanks for that Jenniffer. On the needing regulatory approval here, I mean even combined you’ll still be a small proportion of the total San Markey but it is number one and number three player in the profit business. Could you talk about confidence in getting regulatory approval here? What have you done? What gives you confidence that that’s not going to be a hurdle?

Michael Biehl:	We’ve been really well advise and we’ve dealt a significant level of due diligence you know with our outside advisors. And as a result we think with the combination we expect it to full anticipate that it will close in the middle of ’18 without any issues.

(Mark):	Michael is there any — yes go ahead Jenniffer.

Jenniffer Deckard:	No (Mark) I would just say that I would add on to what you said. This had become an extremely fragmented market with multiple players in both the industrial and the (profit) space. So I think that was a key comment that you made.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Michael Biehl:	And that’s something that our board really took into account in looking at the transaction what the regulatory risk was.

Jenniffer Deckard:	It was very key.

(Mark):	Is there any timeline you can give us for when we should expect to hear more on that regulatory approval process?

Michael Biehl:	Really can’t. We’re going to move as quickly as we can to do it and then if it – a matter of whether we get questions back and we’ll answer those quickly. Really can’t comment because it’s unknown at this point as to how long it will take.

Jenniffer Deckard:	I can attest to the importance and the priority that we’ll place on that. We’re going to be filing very quickly and we’re going to be moving through the process with some very key advisors and we have complete confidence in the process. We will move quickly.

(Mark):	OK, thank you. I will turn it back.

Operator:	Your next question comes from the line of Jim Wicklund of Credit Suisse.

Jim Wicklund:	Good morning guys and congratulations. This makes a great deal of sense and we have a larger market cap to follow and consolidation in this business is needed. And it’s interesting to see people who aren’t always been in the oil and gas business make rational decision on your industrial business. So congratulations.

Jenniffer Deckard:	Thank you Jim.

Jim Wicklund:	The question – and you’re talking about the oil and gas parts of the business because that’s what we – that’s what I know most about right now. You mentioned enhanced logistics in the Permian.

Now Jenniffer you guys have been one of the somewhat outliers in the business in that you haven’t really in braced selling Sand EMP companies because you don’t want to be involved sometimes in just the last mile logistics. You’re fabulous at rail and (transload).

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

I’m just wondering with – Unimin has basically the same culture. How together will you attack the continued interest in the last mile part of logistics and it that what enhanced logistics means?

Andrew Eich:	Yes – hello, this is Andrew. Maybe I’ll start first from the Unimin perspective. I think we’ve looked at this extensively and I’ve spent a lot of time talking to a number of customers about what’s important to them and in term how we can add value. I think one of the times we’ve seen is that, as everyone knows, the (wealth) side dynamics have been evolving rapidly around (sand).

Profit intensity has really skyrocketed over the last couple of years and there’s been a significant number of technologies around last mile that we’ve seen come into the market. I think the technologies themselves have also rapidly evolved over the last three years and so we’re getting – we’re very excited about what we see coming to market.

And one of the things that was really attractive from the Unimin and Sibleco perspective what the fact that Fairmount had no actually made a decision on that space.

Jim Wicklund:	OK …

Jenniffer Deckard:	With it, I would just maybe add onto what Andrew said and I think that that’s another complimentary synergy for us is we do view the last mileage continuing to evolve and we place a lot of importance on the same things in a last mile solution at the appropriate time. That includes modularization and unloading desk mitigation, optionally.

We are excited about the evolution of that part of the business and we think that there’s going to be – continued to be some great advancements made there.

Andrew Eich:	And then maybe just a final comment on that. I think that when you look at that page in the deck, what you see is we’ve effectively got the per mien surrounded by capability and …

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Jim Wicklund:	You do

Andrew Eich:	… (and that’s really) attractive to a customer. That gives them confidence in our ability to serve them in any – at any pointing time.

Jenniffer Deckard:	A key point of our strategy and I think that also you would say the same for Unimin is even through we have (inbasion) plans, the plan to highly (inaudible) our terminal network even with our local sands. And so we have – we’ve outlined our strategy within the basin and it’s hand in glove with what Unimin is also looking to do.

Jim Wicklund:	And when you look at the $150 million in savings, you’re going to generate just from improving origin destination that alone proves the value of scale and you’re just applying it strictly to the per mien in your comments but I understand overall. My last question, Jennifer, is just on the value question that was asked before

I’m assuming this deals was structured to basically be a merger of equals and so while we can play with numbers, nobody bought anybody here, this was a merger of equals or at least intended to be from a structural point of view?

Jenniffer Deckard:	From a structural point of view and how we’re approaching it, I hope you hear that in our comments.

We can talk about how it’s technically described but we absolutely view this as a merger of equals we absolutely see this a s bringing together high quality assets, high quality people, an unparallel logistics network and we plan to bring all of that that both of these companies has grown to become. And we’re really excited about it. So both are approaching it as in the manor of merging of equals. But …

Jim Wicklund:	OK …

Jenniffer Deckard:	… I forgets that there was still a premium pay so I think that this is the best of both worlds for our investors.

Jim Wicklund:	OK, thanks guys and congratulations again.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Jenniffer Deckard:	Thank you. Jim, I just want to also clarify in the 150 million, that is not all origin destination

Jim Wicklund:	I know it’s not all, but it was the first think you mentioned. It was the first thing you mentioned and typically the first thing that you mentioned is the most important. So that’s what struck me. OK, thank you.

Jenniffer Deckard:	Great, thank you.

Operator:	Your next question comes from the line of Kurt Hallead of RBC.

Kurt Hallead:	Hello, good morning.

Andrew Eich:	Good Morning.

Jenniffer Deckard:	Good Morning, Kurt.

Kurt Hallead:	And again, congratulations on what seems to be a transformative deal indeed. So I wanted to just run through something real quick.

Based on the information that you provided on a trailing 12 month basis, it looks like the combined Performa EBITA margin for the company would be 20 percent. I think Fairmount’s combines EBITA was 18 percent trailing, that means Unimin would bring in at 22 percent EBITA margin.

Just wanted to see if me math was correct on the combined Performa margin of 20 percent to start with and again, if that a starting point ad do you think on a combined operational basis before the 150 million synergies, is there still some upside on what you can generate combined on that margin going forward?

(Mike):	Yes, I think so and yes – you’re basically on target across the cycle, the margins should be similar but at any given point, there may be temporary differences due to customer and product mix. But as we go forward, with the synergies built in, we would expect to enhance that.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Kurt Hallead:	Right and then the – thanks, (Mike). And then the date you privet in the presentation suggested roughly a 60 40 mix on gross profit between the (propping) and the industrial. Is there any reason to think that that ratio would change on a go forward basis? I’m just trying to get some general sense on how you’re thinking about the mix once you get the two companies combined.

Jenniffer Deckard:	I think, Kurt, that is actually a key point is it will absolutely change. It’s going to change throughout the cycles driven by the (inaudible) of oil and gas. Oil and gas will probably have higher accelerations on the upside and decelerations on the downside so throughout the cycle, you’ll see on slide – one of the slides, we have slide – slide 11? Slide 17 I think is where you can see in the down cycle – sorry, so slide 18.

In the down cycle, it’s almost 100 percent of INR and so as we pointed out earlier, is it can be 45 percent over the last three years so you can’t look at it going forward without looking at how what is the growth rate, your assumptions in the growth rate for (profits).

Kurt Hallead:	OK. And maybe one last question if I may, if you look at the trailing 12 month basis for Unimin. What were the realized price per ton for frac sand? Was that comparable to the Fairmount run rate which I think was around $80 a ton, give or take on a trailing 12 month basis. Is that face assumption or is that radically different?

Andrew Eich:	Yes, on the pricing, I think one of the things that effects pricing across companies is the mix between what’s sold in basin versus what’s sold (inaudible). I don’t have those numbers in front of me but I would say that that’s likely to be different by some level of magnitude. That’s generally what would derive the different in pricing.

Kurt Hallead:	Right, great. I appreciate the time and the answers.

Operator:	Your next question comes from the line of David Deckelbaum of KeyBank Capital Markets.

David Deckelbaum:	Good morning, Jennifer, (Michael) and Andrew. Thanks for taking my questions and congratulations on the marriage here.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Jenniffer Deckard:	Thank you, David. Appreciate it.

David Deckelbaum:	I know a lot of questions have been asked on synergies, I wanted to know if you could give a rough estimate of what percent of those synergies are coming from INR and the (propping) side.

Jenniffer Deckard:	I think one the – I would like to say on the origin destination pairing, the predominance of that is on the oil and gas side of the house. You can imagine with the network that we have of terminals and so it is that acceleration of (OD) pairing into the numbers of thousands of options to create that low cost lane.

David Deckelbaum:	Appreciate that and I guess thinking philosophically about these combined entities now, I understand the appeals, especially from a Fairmount perspective of having a larger contribution from INR and less (inaudible) cash flows and arguing for that multiple rerating opportunity.

I understand from Unimin’s perspective looking at it from a growth opportunity and some synergistic opportunities there. But if you think about now, the combined entity.

One, it sounds like there’s quite a bit of free cash generation of a Performa basis. It there any sort of numbers that you could speak to for how you’re thinking about that? Either on a (LTM) basis of a one quarter run rate basis or a 2018 basis.

And then two, I guess, with that in mind, do you view this as a continued roll opportunity to keeps going out and acquiring more business and diversifying that cash flow stream even more?

Jenniffer Deckard:	SO great questions and I would say that on day one – well before day one so minus one, we’re going to be really focused on the integration and achieving those synergies so that is going to be priority one. To make sure that we deliver all of that value that we’re promising.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

At equal level, is going to be rapid deleveraging. So those will be our first focuses is getting those two things accomplished and then together we’ll sort out this next strategy.

David Deckelbaum:	Sorry, to interrupt but I guess from a (divesture) – will there be (divestures) I guess targeted now with part of that the leveraging process?

Jenniffer Deckard:	I would think that our process will be similar to what we will do as stand alone companies. So no specific strategy around that.

David Deckelbaum:	Thanks, Jenniffer and bet of luck, everyone.

Jenniffer Deckard:	Thank you so much, David.

Operator:	Your next question comes from the line of Ole Slorer of Morgan Stanley.

Ole Slorer:	Yes, thank you very much and yes, nice to see that something that totally makes sense can actually happen from time to time so congrats to all of you.

Jenniffer Deckard:	Thank you, Ole, appreciate that.

Ole Slorer:	Again, sorry but back to the cost synergies and the carry mostly around the oil and gas segment, I understand that. but could you again just shed a little bit more light.

Maybe so much light that you would need another question on it in terms of how much – how did this exactly arise and what is it that can be done with this combination that either company couldn’t do alone. And how (ECLA) and I rapidly expect them to materialize, just a little bit more color, Jenniffer.

Jenniffer Deckard:	I would point again to the synergies so certainly, alone we weren’t going to be able to deliver a billion dollars of synergy value and so as we though about – how this came about, it was really not over night and the board took into account our views on our strategy and how we were going to best move forward and we made the decision that the time was right to be a part of a merger to get to our strategy which was to significantly increase INR, to significantly improve our balance sheet.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

This transaction does that immediately and on the surface it’s very clear that scale is in this transaction, but as I have always said in response to this question on mergers and acquisitions, it’s not alone scale enough. It is really about complimentarily so that you can really garner they synergies and also for our board of great importance was diversification.

Andrew Eich:	Yes, and maybe just to add a few comments from the Unimin and Sibelco side and how we really though about this, I think for us we also went through an extremely thoughtful process evaluating what our next growth opportunity might be in the oil and gas sector.

And it was clear to us that a merger was the right move because it would provide us with immediate access to more capacity as well as we felt that there were significant opportunities to drive logistics optimization related synergies.

And as we looked across the landscape of who had the most complimentary portfolio of plants and terminals, there was really no comparison to the Fairmount team and what they’ve built. So that really drove for us the value opportunity on the oil and gas side.

I will also say that on the industrial side, while we have a very large and successful business there, we are very attracted to Fairmount’s R&D driven culture and product development culture.

They’ve put together - they have - they’ve clearly demonstrated in the energy space an ability to create new products and introduce to the market. And so, we felt that there was some significant upside potential to really leveraging that DNA in our own industrial business.

Jenniffer Deckard:	I agree with that Andrew. I think it goes to a synergy that we’ve not quantified into a 150 million and that is our cross selling opportunities and we believe that that can be in both the industrial space and the profit solution space.

Ole Slorer:	I noticed looking at the concentration of Northern White mines, looking at your map, looking at a concentration of the transload facilities, I mean it just strikes me that there are probably a few customers today as - well, tomorrow when you merge, that you will not somehow be touching and talking to in the optimization around that must just be enormous.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

The opportunities, so, but the cost savings of the (inaudible), is it driven by logistics and combination and scale and I think it’s fair to say that they’ll be more mergers to follow. So thanks for that one.

When it comes to the plans that Unimin has in Mexico, what are they and how do they fit into the picture? Are they largely industrial or are they oil and some oil and gas related mines there as well?

Male:	Sure. They’re predominantly industrial related. We have a variety of both silica and feldspar plants in Mexico. They generally target the ceramics as well as glass and markets. We do sell a little bit of frac sand in Mexico but not a significant amount.

Jenniffer Deckard:	(Follow) that.

Ole Slorer:	Thanks for that and yes, sorry.

Jenniffer Deckard:	No, and I would just point out that Fairmount Santrol has long had a coating facility in Mexico as well.

Ole Slorer:	Yes, yes. Maybe it won’t last long. You will still be very kind on Northern White (centric) where the dominant transload terminal facility in West Texas. What are you seeing at the moment in terms of customer inquires when it comes to your guesstimate of how the mix will shift in West Texas as regional mines come on?

I’m asking it because I’m starting to get some feedback from certain oil companies that initial test results of certain local (sands) and not yielding what they had hoped for and they prepare to be — rather than going all in on the local sand market, kind of switching a little bit back again. So, I wonder what you are seeing there.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Jenniffer Deckard:	Well, I think that’s a good comment and I think it parallels very well with I think the philosophy that we’ve tried to outline in all of our presentations, which is, we think that there will be a range of adoption levels here. And we think that there will be some folks that will adopt local sand and will make a pure cost play.

We believe that there will be some that will be in the middle and that certain points that — of cost points they will switch and we think that there are some that are just absolutely thinking this is not going to be the quality product that they need. And so that was our strategy in getting into West Texas, was we want to be able to supply across the entire customer group.

Andrew Eich:	Yes and just to add…

Ole Slorer:	Have you had any feedback of customers that have actually switched back to Northern White again, particularly (inaudible)?

Andrew Eich:	This is Andrew. I mean, I think it’s a little early to say that one is switching back and forth at this point. I do think that there is — to really follow up on what Jenniffer had said, I think there’s a real discussion in the Permian basin right now about what the ultimate suitability will be for West Texas sands.

I completely agree with Jenniffer, I think some EMPs will pump West Texas sands and others will prefer Northern White because their well designs require Northern White and that’s what they believe in.

So, it’s a lot of philosophical reasons and technical reasons that drive these decisions, so it’s very hard to generalize whether — what the entire market will do which is why we think it’s likely to be a balance of the two and so it’s important for us to have a presence with both capabilities.

Ole Slorer:	Well Jenniffer, Andrew and Michael, thank you very much and I look forward to keeping in touch going forward.

Jenniffer Deckard:	Thanks (inaudible).

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Operator:	Your next question comes from the line of John Watson of Simmons & Company.

John Watson:	Good morning. One quick on for me on slide 16, it shows two Permian plants with six million tons of capacity and correct if I’m misremembering, but I think Unimin put our a press release saying that there’d a five million ton facility this summer and then Fairmount had said three million tons. So, I’m wondering what the delta is between that eight million and then the six million that you outline on slide 16?

Male:	Sure, maybe I’ll take that one. So, we’ve - we have permitted our first three million ton facility which will be built - or which will be commissioned in the second quarter of 2018. We’ve contracted over 75 percent of this capacity under multi-year agreements and are further weighing an expansion beyond this against other growth opportunities.

John Watson:	OK, great. And then maybe as a follow-up to that comment, will that site produce both 40-70 and 100 mesh and could you speak to us about the percentage contracted between those two grades?

Male:	No, so we won’t - so we don’t typically comment on how we contract out specific product levels. What I will say is it’s - it will be a mixture of 40-70 and 100 mesh.

John Watson:	OK, great. And then one last one on the additional property, what will drive that decision to potentially expand. Will you wait and see what happens with some of the other facilities and let your returns driven focus make that decision or are there other considerations in play there?

Male:	Sure, Unimin’s approach and Sibelco’s approach to capacity expansions is really one where we look at risk adjusted returns against it. And so we’ve got a variety of projects in our pipeline that we’re always evaluating. So really the decision is going to be driven on this project versus the other ones that we’re also looking at.

John Watson:	OK, great. Congrats on the deal and I’ll turn it back.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

Jenniffer Deckard:	Thank you John.

Operator:	We only have time for one more question. The last question will come from the line of Brad Handler of Jeffries.

Brad Handler:	Thank you, good morning and let me echo my congratulations.

Jenniffer Deckard:	Thank you Brad.

Brad Handler:	A couple of questions from me. Maybe I’m just - I’m hoping you can go one level deeper in terms of your anti-trust confidence. I accept the confidence in a sense, but maybe you can just teach us on the INR side or the - can you - are there some end markets in which you concentration of the combined entity now crosses over, say a 20, 25 percent threshold, say in glass or something. I mean, are there any end markets, if it were to be defined that way, that probably do get close scrutiny as a combined entity?

Jenniffer Deckard:	Sorry Brad. Yes, so I think that we’ve ran a very, very detailed process. We really can’t go into the details of that, but suffice to say that we have very good confidence in the deal that we’ve struck and our ability to close it on that deal.

Brad Handler:	OK. I will move on. Second question maybe for Andrew, I assume for Andrew, Andrew tell us a little about Sibelco in the sense of how unusual is it for it to be a partial owner in a publically help company globally?

Are there other such transitions in the past? It sounds like Sibelco has historically – I guess it was, I know, 100 percent owned Unimin. I don’t know how it behaved elsewhere. but how unusual is it and maybe the leading question is as it relates to how we might think about its interest in being a long term partial owner in a publically traded company?

Andrew Eich:	Sure, no that’s a great question. Sibelco, I guess if you look back in Sibelco’s history they have tended to own 100 percent of the investments that they’ve made. So, when Jenniffer said in her opening remarks that this was a transformational transaction for Unimin and Sibelco and Fairmount she – that also applies to Sibelco.

Fairmount Santrol/Unimin Merger

Moderator: Jenniffer Deckard

12-12-17/8:30 a.m. ET

Confirmation # 7786038

This really is – this really is a new step forward for Sibelco and an exciting opportunity for them, as well. What I can tell you as the 100 percent subsidiary of Sibelco they are an extremely supportive shareholder. And they look at – they look at this opportunity as a fantastic way to grow our presence in energy and bring new capabilities that Unimin does not possess.

Jenniffer Deckard:	And, I think if you look at the quote from Jean-Luc, I think that you’ll see that the reasons that they’re willing to step out of that is everyone can see the absolute compelling nature of this transaction. It’s exciting for everyone.

Brad Handler:	OK. I understand. I appreciate the color. Thank you. I’ll turn it back.

Operator:	Thank you. This concludes today’s conference call. A replay of the conference call will be available on the investor relations page at Fairmount Central and the website at Unimin. Thank you for attending today’s conference call and have a great day.

Jenniffer Deckard:	Thank you, (Paula), and thank you all for listening and for participating today. And, a special thank you to Andrew for participating with us today and our joint teams for their tireless dedication and hard work that enabled us to achieve this point.

Together we’re well positioned to create substantially more future value than each company could achieve individually delivering returns to all of our key stakeholders, our customers, our shareholders and our family members. Have a great day.

Operator:	Thank you. You may now disconnect.

END